Exhibit 99.2

EXECUTION VERSION

PARENT SHAREHOLDER VOTING AGREEMENT

This Parent Shareholder Voting Agreement (this “Agreement”) is entered into as of December 18, 2016, among Allied World Assurance Company Holdings, AG, a corporation limited by shares organized under the laws of Switzerland (the “Company”), and the shareholders of Fairfax Financial Holdings Limited, a corporation existing under the laws of Canada (“Parent”), on the signature pages hereto (each a “Shareholder” and, collectively, the “Shareholders”).  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined herein).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company and Parent are entering into an Agreement and Plan of Merger (as the same may be amended or supplemented, the “Merger Agreement”), which provides, among other things, for the acquisition of the Company by Parent by means of an exchange offer by Bid Sub for all of the Company Common Shares followed by a merger of the Company with and into Merger Sub (the “Merger”), all on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, each Shareholder beneficially owns (as such term is defined in Rule 13d-3 of under the Exchange Act) the number of Parent Shares and multiple voting shares of Parent (“Multiple Voting Shares”) set forth across from such Shareholder’s name on Exhibit A hereto (such securities, as they may be adjusted by stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction of or by Parent, together with securities of Parent that may be acquired after the date hereof by such Shareholder are collectively referred to herein as the “Securities”); and

WHEREAS, as an inducement and a condition to the willingness of the Company to enter into the Merger Agreement, and in consideration of the expenses incurred and to be incurred by them in connection therewith, each Shareholder has agreed to enter into, be legally bound by and perform this Agreement.

AGREEMENTS

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1.             Covenants of the Shareholders. Each Shareholder agrees as follows:

(a)           Each Shareholder shall not, directly or indirectly, after the date hereof and prior to the receipt of the Parent Shareholder Approval (i) sell, transfer (including by operation of law), assign or otherwise dispose of any of the Securities to, or enter into any agreement, option or other arrangement (including any profit sharing arrangement) or understanding with respect to any of the Securities with, any Person, (ii) deposit any Securities into a voting trust or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney, attorney-in-fact, agent or otherwise, with respect to the Securities, except as contemplated by this Agreement, or (iii) take any other action with the knowledge and intent that it would in any way make any representation or warranty of such Shareholder herein untrue or incorrect in any material respect or otherwise restrict, limit or interfere in any material respect with the performance of such Shareholder’s obligations hereunder; in each case, except for any transfer of Shares by either Shareholder to Affiliates, immediate family members, a trust established for the benefit of such Shareholder and/or for the benefit of one or more members of such Shareholder’s immediate family or charitable organizations or upon the death of such Shareholder; provided that as a condition to such transfer, the recipient agrees to be bound by this Agreement.

(b)           Each Shareholder hereby agrees that such Shareholder shall (i) execute the Parent Shareholder Written Consent or (ii) if Parent is required to hold a Parent Shareholder Meeting pursuant to the terms of the Merger Agreement, at any such meeting or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought with respect to the Parent Share Issuance, each Shareholder shall vote (or cause to be voted) its Securities in favor of the adoption and approval of the Parent Share Issuance.

(c)           Each Shareholder shall (i) attend, if applicable, the Parent Shareholder Meeting, or any adjournment or postponement thereof, and (ii) take, or cause to be taken, all reasonable actions to do or cause to be done, and to assist and cooperate with the Company and Parent in doing, all things reasonably necessary to, if Parent is required to hold a Parent Shareholder Meeting pursuant to the terms of the Merger Agreement, cause Parent to call the Parent Shareholder Meeting for the purpose of seeking the authorization and approval of the Parent Share Issuance; provided, however¸ that nothing in this Agreement shall require such Shareholder to take any action (or not take any action) in respect of Parent, or cause Parent to take any action (or not take any action), not otherwise contemplated by the terms of the Merger Agreement.

2.             Representations and Warranties of the Shareholders.  Each Shareholder jointly and severally hereby represents and warrants to the Company as follows:

(a)           Such Shareholder has all necessary power and authority to enter into this Agreement and to perform such Shareholder’s obligations under this Agreement.  The execution, delivery and performance of this Agreement by such Shareholder have been duly and validly authorized by such Shareholder.  This Agreement has been duly executed and delivered by each Shareholder and (assuming the due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equitable principles (whether considered in a proceeding at law or in equity).

(b)           The Securities and the certificates (or any book-entry notations used to represent any uncertificated Parent Shares) representing the Securities are now, and at all times during the term hereof will be, held by such Shareholder, or by a nominee or custodian for the benefit of such Shareholder, and such Shareholder has title to the Securities, free and clear of all encumbrances, except as provided by this Agreement and other than the agreement dated August 31, 2015 between Parent and the Shareholders (the “MVS Agreement”).  As of the date of this

Agreement, such Shareholder owns of record or beneficially no Parent Share, Multiple Voting Share or any other share capital of, or any other equity interests in, Parent, other than the Securities set forth across from such Shareholder’s name on Exhibit A hereto and other than Parent Shares owned by FFHL Share Option 1 Corp. for purposes of Parent’s and its Subsidiaries share option plans.  Such Shareholder has full power to vote the Securities as provided herein.

(c)           Neither the execution, delivery and performance of this Agreement by such Shareholder nor compliance by such Shareholder with any of the terms or provisions hereof will (i) trigger any rights of first refusal, preemptive rights, preferential purchase or similar rights, (ii) violate or conflict with any Law applicable to such Shareholder or any of its Securities, (iii) result in the creation of any lien, pledge, security interest, charge or other encumbrance upon the Securities or (iv) require the consent, approval, Order or authorization of, waiver from, or registration, declaration, notice or filing with any Governmental Entity, except, with respect to clauses (i) through (iii), for any such triggers, violations, conflicts or other occurrences that would not, or would not reasonably be expected to, prevent or materially impair or delay the ability of such Shareholder to perform its obligations hereunder.

(d)           Such Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement.

(e)           The information relating to such Shareholder and its Affiliates provided by or on behalf of such Shareholder or its Affiliates for inclusion in the Proxy Statement or the Parent Registration Statement will not (i) on the date the Proxy Statement or any amendment or supplement thereto is first mailed to the shareholders of the Company, (ii) at the time of the Company Shareholder Meeting, and (iii) at the time the Parent Registration Statement or any amendment or supplement thereto becomes effective, contain, with respect to information supplied by such Shareholder, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each Shareholder authorizes and agrees to permit the Company to publish and disclose in the Proxy Statement and any Other Company Filings such Shareholder’s identity and ownership of Securities and the nature of its commitments, arrangements and understandings under this Agreement and any other information required by applicable Law.

(f)            There is no Action pending against or threatened in writing against such Shareholder or any of its Affiliates or Representatives which, if determined or resolved adversely in accordance with the plaintiff’s or claimant’s demands, would reasonably be expected to prevent or materially delay the ability of such Shareholder to perform its obligations hereunder.

3.             Representations and Warranties of the Company.      The Company hereby represents and warrants to each Shareholder as follows: (a) the Company has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder; (b) the execution, delivery and performance of this Agreement by the Company has been duly authorized by all necessary corporate action on the Company’s part and no other corporate proceedings on its part are necessary to authorize this Agreement; and (c) this Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery by each of the Shareholders) constitutes a valid and binding obligation of it, enforceable against it in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equitable principles (whether considered in a proceeding at law or in equity).

4.             Further Assurances.  If, at any time before the Acceptance Time, the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to effectively carry out such Shareholder’s obligations under this Agreement, then each Shareholder shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to effectively carry out such Shareholder’s obligations under this Agreement.

5.             Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties, which may be granted or withheld in the sole discretion of the other parties.  Any attempt to make any such assignment without such consent shall be null and void.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.  No assignment or purported assignment of this Agreement by any party hereto shall be valid if and to the extent such assignment causes the Offer and the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

6.             Termination.  This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur (such date, the “Termination Date”) of (a) the Acceptance Time, (b) the date on which the Merger Agreement is terminated in accordance with its terms or (c) the mutual written agreement of the parties to terminate this Agreement.  In the event of termination of this Agreement pursuant to this Section 6, this Agreement will become null and void and of no effect with no liability on the part of any party hereto; provided, however, that (i) Section 5, this Section 6 and Section 8 shall survive any such termination, and (ii) no such termination will relieve any party hereto from any liability for any fraud or willful and material breach of this Agreement occurring prior to such termination.  For purposes of this Agreement, “willful and material breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement.

7.             Shareholder Capacity.  Notwithstanding anything to the contrary in this Agreement, the parties acknowledge that (a) each Shareholder is entering into this Agreement solely in such Shareholder’s capacity as a registered and/or beneficial owner of the Securities and not in such Shareholder’s capacity as a director, officer or employee of Parent (if applicable) or in such Shareholder’s capacity as a trustee or fiduciary of any Parent Benefit Plans and (b) nothing in this Agreement is intended to restrict or affect any action or inaction of such Shareholder or any representative of such Shareholder, as applicable, serving on Parent’s board of directors or on the board of directors of any Subsidiary of Parent or as an officer or fiduciary of Parent or any Subsidiary of Parent, acting in such person’s capacity as a director, officer, employee or fiduciary of Parent or any Subsidiary of Parent.

8.             General Provisions.

(a)           Expenses.  Except as otherwise set forth in the Merger Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expense, whether or not the transactions contemplated hereby are consummated.

(b)           Waiver.  At any time before the Parent Shareholder Approval is obtained, the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any breach of the representations or warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the covenants, agreements or conditions contained herein.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.  The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.  No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.  Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

(c)           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (x) a duplicate copy of such email is confirmed by facsimile, or such facsimile is confirmed by email or (y) the receiving party delivers a written confirmation of receipt for such notice either by email or facsimile or any other method described in this Section 8(c), or (iii) when delivered by a courier (with confirmation of delivery).

All notices hereunder shall be delivered as set forth below or under such other instructions as may be designated in writing by the party to receive such notice.

If to the Company, to:

Allied World Assurance Company Holdings, AG

199 Water Street, 24th Floor

New York, NY 10038

Attention:              Wesley D. Dupont

Facsimile:              646-794-0613

Email:                    Wesley.Dupont@awac.com

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Phone:                   (212) 728-8832

Attention:              Steven A. Seidman, Esq.

Sean M. Ewen, Esq.

Facsimile:              (212) 728-9867

Email:                    sseidman@willkie.com

sewen@willkie.com

If to a Shareholder:

c/o Fairfax Financial Holdings Limited

Suite 800

95 Wellington Street West

Toronto, Ontario M5J 2N7

Attention:              V. Prem Watsa

Facsimile:              416-367-2201

(d)           Interpretation and Rules of Construction.  The parties have participated jointly in negotiating and drafting this Agreement.  If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  When a reference is made in this Agreement to sections or subsections, such reference shall be to a section or subsection of this Agreement unless otherwise indicated.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole and not to any particular provision of this Agreement.  Any pronoun shall include the corresponding masculine, feminine and neuter forms.  References to “party” or “parties” in this Agreement mean the Company and each Shareholder, as the case may be.  Time periods within or following which any act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(e)           Entire Agreement; Amendment.  This Agreement taken together with the Merger Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(f)            Amendment.  This Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after receipt of the Parent Shareholder Approval.

(g)           Governing Law.  This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement.

(h)           Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS.  EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8(H).

(i)            Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing a material portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

(j)            Specific Performance.  The parties agree that money damages would be both incalculable and an insufficient remedy and that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that each of the parties shall be entitled to specific performance, an injunction or other equitable relief to prevent breaches or violations of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Courts of the Province of Ontario, this being in addition to any other remedy to which they are entitled at law or in equity.  Moreover, and in recognition of the foregoing, each of the parties hereby waives (a) any defense in any action for specific performance of this Agreement that a remedy at law would be adequate or that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason and (b) any requirement under any law for any party to post security as a prerequisite to obtaining equitable relief.

(k)           Counterparts.  This Agreement may be executed in separate counterparts, each of which shall be considered one and the same agreement and shall become effective when each of the parties has delivered a signed counterpart to the other parties, it being understood that all parties need not sign the same counterpart.  Delivery of an executed signature page of this

Agreement by facsimile transmission or electronic “.pdf” shall be effective as delivery of a manually executed counterpart hereof.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, AG

By:	/s/ Wesley D. Dupont
	Name:	Wesley D. Dupont
	Title:	Executive Vice President & General Counsel

[Voting Agreement]

V. PREM WATSA

/s/ V. Prem Watsa

THE SIXTY TWO INVESTMENT COMPANY LIMITED

By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

[Voting Agreement]

Exhibit A

Shareholder Security Ownership

Number of Securities
	Name of Shareholder	Beneficially Owned by Shareholder

1.	V. Prem Watsa	260,368 Parent Shares

2.	The Sixty Two Investment Company Limited	50,620 Parent Shares

1,548,000 Multiple Voting Shares

[Voting Agreement]